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                               May 8, 2023

       Geoffrey S. Dow, Ph.D.
       President and Chief Executive Officer
       60 Degrees Pharmaceuticals, Inc.
       1025 Connecticut Avenue NW Suite 1000
       Washington, D.C. 20036

                                                        Re: 60 Degrees
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 28,
2023
                                                            File No. 333-269483

       Dear Geoffrey S. Dow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1, filed April 28,
2023

       Use of Proceeds, page 54

   1. You state that the planned offering will produce net proceeds of $7.5 million, which is the product of your assumed
public offering price of $5.30 per Unit and the sale of 1,415,095
                                                        Units. Please explain
this apparent inconsistency.
       Capitalization, page 55

   2. Please provide us a detailed analysis that reconciles assets and liabilities presented on an actual basis to
corresponding amounts presented on a pro forma basis and pro forma as adjusted basis. Revise
your presentation accordingly. Ensure that notes 2 and
                                                        3 include the dollar
amount in addition to the share amount for each transaction. Also,
 Geoffrey S. Dow, Ph.D.
60 Degrees Pharmaceuticals, Inc.
May 8, 2023
Page 2
      ensure that the amount of "common stock to be outstanding after this offering" on page 16 is conformed to this presentation.
Dilution, page 57

3. Please revise your tabular presentation to begin with historical net tangible book value per share.
Principal Stockholders, page 105

4. We note your response to prior comment 2 and your revised disclosure on page 105. We reissue our comment in part. Please revise this disclosure to identify the natural person(s)
      who have sole or shared voting or investment power for the securities beneficially owned by Knight Therapeutics International S.A, as well as Kentucky Technology, Inc., Florida
      State University Research Foundation, Inc., and Trevally, LLC. Please also revise footnote 10 in the table on Alt-18 to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Kentucky
      Technology, Inc.
Exhibits

5. We note that counsel's legal opinion filed as Exhibit 5.1 does not opine on the Units.
      Counsel should opine not only on the components of the units but also the units themselves. Please provide a binding obligation opinion with respect to the legality of the units. Alternatively, to the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the opinion may provide that the units are legally issued, fully paid and non- assessable. Refer to
Section II.B.1.h of
      Staff Legal Bulletin No. 19.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameGeoffrey S. Dow, Ph.D.
                                                            Division of
Corporation Finance
Comapany Name60 Degrees Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
May 8, 2023 Page 2
cc:       Ross D. Carmel, Esq.
FirstName LastName